Erickson Air-Crane Incorporated has claimed confidential treatment a portion of this letter in accordance with 17 C.F.R. § 200.83 , Rule 418 under the Securities Act of 1933 and Rule 12b-4 under the Securities Act of 1934.

June 21, 2010

VIA EDGAR AND OVERNIGHT DELIVERY

Ms. Julie F. Rizzo

Securities and Exchange Commission

Mail Stop 0306

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:	Erickson Air-Crane Incorporated
Registration Statement on Form S-1
Filed May 12, 2010
File No. 333-166752

Dear Ms. Rizzo:

This letter is the response of Erickson Air-Crane Incorporated (the “Company”), which has filed Amendment No. 1 to the Registration Statement on Form S-1, to the Staff’s comments to the above referenced Registration Statement.  The Company has attached a copy of the comment letter and numbered this response to correspond to it.  The Company has filed Amendment No. 1 to the Registration Statement via EDGAR and has sent five marked courtesy copies of relevant requested documents to Mr. J. Dana Brown.

General

1.                                     The financial statements should be updated, as necessary, to comply with Article 3-12 of Regulation S-X, at the effective date of the registration statement.

We have updated the financial statements as required.

2.                                     Please provide a currently dated and signed consent from the independent registered public accounting firm in the amendment.

A current consent from Grant Thornton LLP is filed as Exhibit 23.2 to the Registration Statement.

3.                                     Prior to printing and distribution of the preliminary prospectus, please provide us with mock-ups of any pages that include any pictures or graphics to be presented.  Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

We intend to include the pictures and graphics and accompanying captions in the prospectus in a subsequent amendment to the Registration Statement.

4.                                     We note you have relied on reports from third-party sources for data. Please either confirm that the data provided by these third parties was not prepared specifically for you in connection with your disclosure and was otherwise generally publicly available for a low or nominal subscription fee or provide a consent under Rule 436.

The Company confirms that the reports relied on for data contained in the prospectus were not prepared specifically for the Company and the data is publicly available for a low or nominal subscription fee.

5.                                     Please revise the first paragraph on the inside cover of the prospectus to state that investors should not rely on any information other than the information contained in the prospectus and any free writing prospectus prepared by you.

We have added the following sentence to the inside cover: “You should not rely on any information other than the information contained in this prospectus and in any free-writing prospectus prepared by us.”

Prospectus Summary, page 1

6.                                     The summary is intended to provide a brief overview of the key aspects of your offering. Currently, your summary is too long and repeats much of the information fully disclosed in the Business section starting on page 67. Please revise the summary to shorten it and to provide a balanced overview of the key aspects of the offering. See Instruction to Item 503(a) of Regulation S-K.

We have revised the summary section to significantly shorten it and to better highlight the key aspects of the offering.

7.                                     In that regard, please revise to provide a basis for your claims and eliminate marketing type language. For example, on page 1, please provide your basis for the stating that the aircrane is “one of the world’s most versatile, powerful and efficient” heavy-lift helicopters. On page 2, you state that the “versatility, unique capabilities, and high payload capacity of the S-64 often make it the preferred solution for a wide variety of aerial services.” Please revise throughout your prospectus, as applicable.

We have eliminated marketing language, such as the phrases you noted above, and provided bases for the Company’s claims throughout the prospectus where appropriate.

The Offering, page 6

8.                                       We note that the remaining net proceeds will be for general corporate and working capital purposes “including possible acquisitions of additional aircraft or businesses to complement our aerial services and enhance our service offerings.” Please indicate whether you have any current plans, proposals, or understandings in this regard.

We have revised the disclosure regarding the use of proceeds to include the following statement:  “We have had informal discussions about potential acquisitions of this nature but currently have no definitive agreements or understandings with respect to any of them.”

Summary Consolidated Financial and Other Data, page 8

9.                                       We note you have provided Non-GAAP information reflecting the combination of financial results, cash flows and other data for the predecessor and successor periods of 2007 on pages 9-10 and throughout your filing. However, due to the change in basis that resulted from the September 2007 transaction, we believe it would be inappropriate to merely combine information for the pre- and post-transaction periods. Accordingly, please delete the “Combined” column on pages 9-10 and throughout your filing.

We have deleted the “Combined” columns and made conforming changes in the summary and selected consolidated financial sections.  We believe the combined data in Management’s Discussion and Analysis of Financial Condition and Results of Operations, although non-GAAP, is the most useful measure of the Company’s 2007 financial results and that the combined results provide the most useful basis for a comparison to the Company’s 2008 financial results.  Several of the most significant sections and line items are unaffected by the change in basis.  In other sections, for example, “gross profit,” the Company notes the impact of the accounting basis generally along with other, more concrete factors that affected the year-over-year results.

10.                                 It appears that you should provide pro forma information giving effect to those adjustments that are directly attributable your IPO. In this regard, we note several distributions to owners, including dividends that have been both declared and accrued. In relation to dividends, regardless of whether it is declared or already reflected in the balance sheet, if it is to be paid out of proceeds of the offering, rather than from the current year’s earnings, pro forma per share data should be presented (for the latest year and interim period only) giving effect to the number of shares whose proceeds would be necessary to pay the dividend (but only the amount that exceeds current year’s earnings) in addition to historical EPS. The number of shares to be added to the denominator for purposes of pro forma per share data should not exceed the total number of shares to be issued in the offering. In particular, dividends declared in the latest year would be deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds to the extent that the dividend exceeded earnings during the previous twelve months. In addition, planned distributions to owners, regardless of whether they are declared or paid from proceeds, that are not reflected in the latest balance sheet but are significant relative to reported equity, should be presented in a pro forma balance sheet reflecting the distribution accrual (but not giving effect to the offering proceeds) alongside the historical balance sheet in the filing. Furthermore, we note you provide pro forma EPS giving effect to the recapitalization in the table on page 9. However, such information should also be presented alongside your historical results on the face of your financial statements. For further guidance, refer to SAB Topic 1:B:3.

We have added a footnote to the tabular disclosure to clarify that dividends are accrued for accounting purposes but that cash dividends have not been paid and will not be paid upon the conversion of the shares in the Company’s recapitalization or out of offering proceeds.  We have also clarified in this footnote that the aggregate number of shares of common stock into which the outstanding Series A Redeemable Preferred Stock and the Class A Common Stock will convert in connection with the offering remains static.  In other words, the non-cash accruals will not result in cash dividends or the issuance of additional shares of common stock to existing stockholders.  Aside from this clarification, we do not believe there is additional pro forma information that would be useful or material to investors.

11.                                 Please note that Rule 11-01(a)(8) of Regulation S-X indicates that you should include, in your pro forma financial statements or notes thereto, any other events or transactions (not directly attributable to the IPO) that have occurred or are probable for which disclosure of pro forma financial information would be material to investors. In this regard, please note that pro forma information with respect to the IPO should be clearly distinguished from any other pro forma information required by Article 11. In particular, we suggest you include a subtotal pro forma column that solely gives effect to the IPO and is separate from any the other pro forma information. Additional information, such as the decision to compensate your independent directors, as discussed on the bottom of page 86, should be included in a note to the pro forma financial statements. Please refer to the last sentence of Instruction 6 to Rule 11-02(b) of Regulation S-X.

Please refer to our response to Comment 10.

Risk Factors, page 12

12.                                 Please revise the third and fourth sentences of the first paragraph of this section to remove any references to risks that are currently deemed immaterial. All material risks should be discussed in this section. If a risk is deemed not material, please do not reference it.

We have deleted the last clause of the third sentence and we have deleted the fourth sentence entirely from the first paragraph.

Failure to maintain our safety record would seriously harm our ability, page 12

13.                                 Please revise this risk factor to discuss your safety record, including the incidents disclosed on page 81 and in Note 16 to your financial statements on page F-36, as well as any other material safety incidents.

We have revised the risk factor, and the prior risk factor titled “Our helicopter operations involve significant risks, which may result in hazards that may not be covered by our insurance or may increase the cost of our insurance,” to reference significant accidents and the incidents described under “Business—Legal Proceedings” and note 16 to the Company’s consolidated financial statements.  Because these are the only significant matters that affect our safety record, we have not described the Company’s safety record generally.  Please also see our response to Comment 64.

The helicopter services business is highly competitive, page 13

14.                                 We note your statement that “[a] competitor could develop, or acquire and adapt, a new aircraft with heavy-lift capability that directly competes with our aircraft....” Please disclose whether there are any known aircraft or technologies in development that could pose a competitive risk. Additionally discuss the risk that helicopters or designs currently limited to military use could be converted to civilian use. In this regard we note your statement on page 78 that “[a] number of military helicopters could, if made available for civilian use, be deployed in operations similar to those that we undertake and have significantly greater lift capacity and range.”

We have inserted the following disclosure to clarify that the Company is not aware of aircraft or technologies in development that pose competitive risks: “We are not aware of current development of a competitive aircraft or any competitors plan to acquire and convert a military helicopter to civilian uses that would compete with our services.”  We have also added a parenthetical to the sentence prior to the added disclosure to clarify that the greatest risk is that a competitor would acquire a military helicopter and adapt it to heavy-lift civilian use.

We depend on a small number of large customers, page 14

15.                                 Please revise this risk factor to disclose the percentage of revenue from the six major customers you list in this risk factor. Additionally, please discuss here, or in a separate risk factor as applicable, if there are any material risks your business faces with respect to any of these six major customers given the current economic climate.

The six major customer listed in the first sentence of the risk factor are those from whom the Company anticipates significant revenues in 2010 and beyond.  However, because of the contingent nature of some of these contracts, for example the “call when needed” component, the Company is not able to ascribe dollar amounts or percentages to these customers.  In the second sentence of the risk factor, we convey the potential significance of these customers by referencing their contribution to the Company’s 2009 results.  We have added the following disclosure:  “If one or more of these customers is disproportionately impacted by factors that affect their ability to pay us or to enter into new contracts, including general economic factors, our operations could be materially and adversely affected.”  We have also included specific disclosure here related to the risks associated with the services the Company provides in Greece.

We have a significant backlog that may be deferred, page 14

16.                                 Please revise this risk factor to disclose how much of the $184.6 million is attributable to signed multi-year contracts and how much is attributable to anticipated contract extensions or please advise.

We have updated the backlog number as of a more current date throughout the prospectus and have specified the portion attributable to signed multi-year contracts, including oral contracts that have been subsequently memorialized in writing, and anticipated contract extensions.

Some of our arrangements with customers are not long-term contracts, page 14

17.                                 Please revise this risk factor to disclose what is meant by a “large portion” of your revenues.

We have added a second sentence to this risk factor as follows: “In 2009, for example, approximately 40% of our revenues were derived from such arrangements.”

The loss of key managers could negatively affect our business, page 16

18.                                 Please revise this risk factor to identify the key managers and team members upon whom you are dependent so that investors may better assess the risk. Please also revise to discuss whether there are any employment agreements in place between the company and the key managers and other team members and the related material risks, or advise.

We have revised this risk factor to specify the Company’s chief executive officer, chief financial officer and head of sales, and we have inserted a cross-reference to “Management—Employment Agreements.”  We do not believe there are material risks related to the Company’s employment agreements with these individuals.

Our dependence on a small number of manufacturers, page 18

19.                                 Please revise this risk factor to state how many manufacturers you rely upon for key components for our aircraft. Additionally, please discuss any difficulties, if applicable, of purchasing any new components as you exhaust your inventory given that many key components and parts have not been manufactured since originally introduced.

We have revised this risk factor to indicate that the Company relies on approximately 117 suppliers of significant aircraft components, but that in some cases critical components are manufactured by a single supplier.  We believe that purchasing new inventory is not affected in a unique way by the fact that the original components may not been manufactured in many years.  Rather, the risk is that the cost of finding a manufacturer or producing it internally could materially increase costs or delay operations while a suitable replacement is developed; we routinely monitor levels of out-of-production parts and design and certify replacement parts to mitigate this risk.

20.                                 Please provide a risk factor disclosing the assets serving as security to your revolving line of credit and discussing the risk that upon default, the lender could proceed against this collateral or please advise.

We have revised the risk factor, “Our indebtedness could adversely affect our financial condition and impair our ability to operate our business,” to disclose that the Company’s indebtedness is secured by substantially all of its assets, including its interests in its subsidiaries, against which lenders could proceed if the Company defaults under the facility.  We do not believe disclosure of the assets securing the Company’s obligations, and the likelihood that its lenders would proceed against the collateral, merits a separate risk factor, in part because we believe a significant default under the credit facility would be an indicator that an event described in other risk factors has occurred, rather than a risk in and of itself.

General economic conditions and recent market events may expose our company to new risks, page 23

21.                                 Please revise to discuss how the global economic downturn and any future downturns may impact the infrastructure construction markets or advise.

We have revised this risk factor to emphasize (1) that infrastructure constructions may be particularly effected by continued economic decline, (2) the fears that governments in countries such as Greece, Portugal and Spain may default on their obligations, (3) the effect of possible reductions in government spending for construction and firefighting services could have on the Company.

Within 180 days of the date of this offering, page 24

22.                                 Please revise this risk factor to state the number of shares that will become eligible for sale.

We have revised this risk factor to indicate that 7,405,436 shares held by the Company’s stockholders and approximately 173,500 shares underlying equity awards to certain Company employees will be eligible for resale following the 180 day lock-up period, subject only to the restrictions imposed by Rule 144.

Special Note Regarding Forward-Looking Statements, page 26

23.                                 Please remove the word “will” from the second line of the first paragraph since it does not constitute forward-looking terminology.

We have removed the word “will” from this paragraph.

Use of Proceeds, page 27

24.                                 We note that you reserve the right to change the use of proceeds. You may do so provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated. Refer to Instruction 7 to Item 504 of Regulation S-K. Please revise this section and the risk factor titled “Our management will continue to have broad discretion...” on page 25 accordingly.

We have replaced the second paragraph with the following:  “The amount allocated to the manufacture of S-64 Aircranes and related components represents management’s current estimate based on its perceived needs and opportunities.  The actual allocation of the net proceeds to this category may be greater or less than the amount currently estimated based on changes in our opportunities and requirements for aircraft and components, the availability and price of airframes and other components or for other reasons that management does not currently anticipate.”  We have also made a corresponding change to the description of the use of proceeds in the Summary section.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 37

25.                                 We note that your results of operations have materially varied for each of the periods presented. In view of material variances in results from period to period, we suggest additional tabular disclosure that may enhance the quality of presentation in MD&A. In accordance with the guidance in FR-72 (Release 33-8350), we suggest you include an additional tabular presentation that highlights the factors or conditions that impacted the change in results in comparison with the prior period, followed by an explanation of the reasons for the changes and a discussion and analysis of known trends in the narrative section for results of operations.

We have included tabular disclosures that present the changes between periods, along with a discussion on the reasons for such changes and have disclosed any known trends.

26.                                 In order to provide a better understanding of the factors underlying the changes in your results of operations, please revise your current presentation to include a separate discussion for each of your reportable segments in addition to your discussion of consolidated operating results. See Item 303(a) of Regulation S-K for guidance.

We have listed in tabular format our revenues and gross profit for our two operating segments (Aerial Services and MRO/Manufacturing), and have also included a discussion for these segments that provide the reasons for changes between periods, as well as any known trends.

27.                                 Based on disclosures throughout your filing as well as certain disclosures associated with your foreign currency forward contracts described on page F-35, it appears that you have material operations in Greece. If so, it appears that you may need to significantly expand your disclosures to include a discussion of any known trends or uncertainties that will have a material favorable or unfavorable impact on your results of operations as it relates to the current economic crisis in Greece. For guidance, please refer to Item 303(a)(3)(ii) of Regulation S-K.

The Company has insufficient information to form an expectation regarding the effect the current economic crisis in Greece will have on its operations there.  It has, however, modified the risk factors entitled “We depend on a small number of large customers for a significant portion of our revenues” and “General economic conditions and recent market events may expose our company to new risks” to describe the risks associated with its operations in Greece in light of recent developments.  In addition, it describes in “Business—Significant Customers,” that the Company’s new agreement with Greece provides for some advance payments, which mitigates the Company’s exposure to the risk that Greek agencies will default on contractual obligations.

Critical Accounting Policies and Estimates

Purchase Accounting, page 51

28.                                 With regard to the September 2007 transaction, please tell us how you arrived at the fair value of the various assets acquired and liabilities assumed. In addition, please provide us with more background information regarding the transaction, especially with respect to how you were able to acquire net assets with a fair value of nearly $650 million for consideration of less than $100 million (a difference of approximately $550 million).

The aggregate purchase price for the Company in September 2007 was a result of a protracted arms-length negotiation between buyers and sellers, who are unaffiliated.  Although we are not aware of the factors that resulted in the sellers’ willingness to sell the company at what the buyers believe was a very favorable price, a contributing factor may have been the risks associated with the business that are specified in the “Risk Factors” section of the prospectus.  As required by the new lenders to the Company, the Company retained independent appraisal firms to help it determine the fair market value of the acquired assets.  Based on these appraisals, the Company determined the fair value of the net assets was $646.8 million. The negotiated purchase price for the assets was completed before the determination of the fair value of the net assets, and they do not relate to one another.

The Commercial Heavy-Lift Helicopter Industry, page 54

29.                                 Please provide investors with a description of the size of the heavy lift operator market, if information is reasonably available. It will be helpful for investors to gain a better understanding of the size of the Aerial Services and Manufacturing / MRO markets.

Information regarding the size of the heavy lift operator market for Aerial Services and Manufacturing / MRO is not reasonably available to the Company.

30.                                 Please revise this section to clarify whether your company has any contracts with respect to any of the information provided in this section such as the Australian government’s announcement that it will increase its national aerial firefighting program contributions, certified forests or oil and gas pipelines.

The Company does not have contracts specifically related to announcements of planned increases in government spending in the markets described in this section.  It does, however, have existing contracts in several of the markets described, including agreements to provide aerial firefighting services in Australia, Greece and the United States.  To the extent the Australian government, for example, increases spending on firefighting services, the Company could benefit through increased revenues from “call-when-needed” provisions in its existing contract.  We have clarified this by adding the following general disclosure to the introductory paragraph to the section “Business—Commercial Heavy-Lift Helicopter Markets”:

“We have existing customers in some of the markets, and with respect to some of the aerial services described below.  For example, we have existing contracts to provide aerial fire-fighting services in Australia, Greece and the United States, and timber harvesting services in Malaysia.  In markets where we have an established presence, we derive revenues, in part, from “call when needed” provisions, which could increase if government spending to fight fires increases.  In addition, we believe we are well-positioned to expand our services as governmental and commercial spending for aerial firefighting, timber harvesting and construction expands in these markets.  We also believe we are well-positioned to provide services in new markets, where we do not currently operate.”

31.                               We note your statement on page 56 that “[w]e believe that government and commercial users throughout North America, South America, Southern Europe, Asia, and Australia are likely to expand their use of heavy-lift helicopters.” Please revise this statement to provide your basis for this statement and to briefly summarize the reason or reasons for expected growth in each named region.

The Company based its belief about the likely expanded use of heavy-lift helicopters in these areas on anecdotal evidence garnered from its experience and conversations it has had with potential customers, the similarities of these markets to markets in which the Company currently operates (for example, high-value timber exists in forests in Asia and South America that may be difficult to access on the ground), and the Company’s internal market research which has identified fire regions, and timber and construction projects in these regions that could benefit from heavy-lift helicopters.  Because increased use of heavy-lift helicopters in these regions, and of the Aircrane in particular, will depend, in part, on the Company’s success in marketing its services to these regions, we have deleted this sentence.

Company History, page 66

32.                               Please revise to provide a discussion of the change in control that occurred in 2007. Refer to Item 101(a)(1) of Regulation S-K.

We have included a brief description of the 2007 change in control and inserted cross-references to the “Explanatory Note Regarding 2007 Acquisition and Financial Statement Presentation” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies—Purchase Accounting.”

Business, page 67

33.                               We note your statement on page 67 that “[w]e believe we are the only fully integrated developer, manufacturer, operator, and provider of aftermarket parts and services for a precision heavy-lift helicopter platform,” your statements on page 68 that “[w]e believe our fleet of 17 owned S-64 Aircranes is the largest commercial fleet of helicopters in the world capable of carrying loads in excess of 20,000 lbs,” that you are “a market leader across the firefighting, timber harvesting, and infrastructure construction markets” and the S-64’s position “provides us with a competitive advantage and growth opportunities across a wide range of precision heavy-lifting markets,” your statement on page 69 that you are a “leading global provider of aerial firefighting solutions,” and your statement on page 74 that the S-64 Helitanker “is one of the most versatile, powerful, and cost- competitive aerial firefighters in the world.” Please revise to provide a basis for your claims, specifying the measure by which you lead with respect to claims of leadership and eliminating marketing type language. Please revise throughout your prospectus, as applicable.

We have eliminated marketing language or added disclosure to justify the claims made, including through cross-references to other sections of the prospectus.  For example, the Company justifies its beliefs:

(a)                                 that it is “the only fully integrated developer, manufacturer, operating, and provider of aftermarket parts and services for a precision heavy-lift helicopter platform” by reference to its known competitors in the heavy-lift aerial services market, none of which manufacture components or aircraft.

(b)                                 that it has “largest commercial fleet of helicopters in the world capable of carrying loads in excess of 20,000 lbs.” by reference to the table or known competitors, the size of their fleets and their aircraft’s lift capabilities.

We believe the statement on former page 74, that the Helitanker “is one of the most versatile, powerful, and cost- competitive aerial firefighters in the world,” is justified by the disclosure that follows that statement, which describe the limitations of fixed-wing alternatives, the amount of water the Helitanker is capable of carrying, and the variable coverage levels and ability to quickly refill its water tank from a variety of water sources.

Our Competitive Strengths, page 68

34.                               We note your statement that “each of” your pilots and support crews “has had years of training and experience.” Please revise to state the minimum training and experience for pilots and for support crews.

We have modified the disclosure in the section “Business—Employees” to include a description of the minimum training for pilots and maintenance crews, and we have inserted a cross-reference to that section in the description of competitive strengths in both the “Business” and “Summary” sections.

35.                               We note your cross reference on page 69 to the revenue disclosure by geographic area found in Note 12 of your financial statements. Please advise as to what consideration you gave to disclosing your long-lived assets by geographic area.

In this regard, we note on page 68 that your fleet is “geographically distributed.” Refer to Item 101(d)(1)(ii) of Regulation S-K.

The Company’s fleet is “geographically distributed” in the sense that it has helicopters in different countries performing services throughout the year.  Although the Company maintains operations in several countries, its only significant long-lived assets outside of North America—its helicopters—move between geographies such that we believe it would not be helpful to investors to disclose long-lived assets by geographic area.

Our Strategy, page 69

36.                               We note your disclosure on page 70 that your sales team has “identified several near- and medium-term sales opportunities.” We also note your disclosure that you have a pending contract with a large diversified aerospace OEM. Please advise whether there are any binding agreements in place. If so, please file the agreements as required by Item 601 of Regulation S-K and summarize the agreements in this section. If there are no binding agreements in place, please remove this language.

We have removed the language regarding near- and medium-term sales opportunities and we have clarified that the Company has entered into a non-binding memorandum of understanding will Bell Helicopter Textron Inc.  This contract, if executed, will not be material to the Company’s results of operations, but the Company believes it is a significant step in its efforts to expand its MRO business and that it is illustrative of those efforts.

37.                               Please disclose the stage of development for each of the “product applications and aircraft accessories under development” disclosed on page 70. Refer to Item 101(c)(1)(ii) of Regulation S-K.

We have updated the section “Business—Research and Development” to indicate the stage of development for the described applications and accessories, and we have inserted cross-references to that section where appropriate, including on page 70.

Changes to Our Company Since Our 2007 Acquisition, page 71

38.                               We note the reference to your “rare 100% performance rating” on pages 72 and 80. Please clarify how frequently this rating is achieved and who conducted this annual surveillance audit.

We have modified this disclosure to read: “In March 2010, United Registrar Services performed an annual surveillance audit performed and gave Erickson a 100% performance rating.”  We have eliminated the reference to “rare” because, although that it the Company’s belief based on anecdotal evidence, it was unable to readily obtain data to support this.

Significant Customers, page 77

39.                               Please discuss your current relationship with these customers. Refer to Item 101(c)(vii) of Regulation S-K. Please file contracts with major customers as exhibits to your next amendment as required by Item 601 of Regulation S-K. In this regard we note that you plan to file agreements with the U.S. Forest Service as Exhibit 10.15.

We have revised this disclosure to provide more detail on the Company’s relationship with these customers.  The Company has undergone an analysis of its contracts to determine those that must be filed as “material” contracts under Regulation S-K, Item 601(10).  Under that item, contracts made in the ordinary course of a registrant’s business need only be filed if the business is “substantially dependent” upon them, “as in the case of continuing contracts to sell the major part of the registrant’s products or services.”  The Company has determined that its business is not substantially dependent upon any individual contract, in part because the financial effects of the loss of one of these contracts would likely be mitigated by the reallocation of helicopters to other activities.  As noted, however, the Company has filed its agreements with the U.S. Forest Service, which was its single largest customer for aerial services in 2009.  The Company also has filed its agreement with San Diego Gas & Power for the sale of a helicopter in 2009.

40.                               Please revise to describe management’s beliefs as to the company’s competitive position relative to others.

We have included additional disclosure in this section with respect to management’s beliefs about the Company’s competitive position relative to its main competitors and with respect to the aerial services it provides.

Management, page 83
Directors and Executive Officers, page 83

41.                               Please revise to disclose specific dates of employment whenever possible. For example, please specify the months that Mr. Rieder served as vice president and general manager in 2005 to 2008 and the dates that Mr. Snyder served as senior vice president, aviation for TSG Technical Service Group, Inc. Additionally, please revise the disclosure regarding Mr. Morgan to clearly indicate his business experience between 2005 and September 2007. Refer to Item 401(e) of Regulation S-K.

We have updated this disclosure as requested.  We have eliminated references to Mr. Snyder who is no longer with the Company.

42.                               For each director briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure is made, in light of your business and structure. Refer to Item 401(e) of Regulation S-K.

We have included disclosure of the experience, qualifications, attributes and skills that led to the conclusion that each director—one of whom is the chief executive officer and two of whom are affiliated with the stockholder groups who wholly own the Company—should serve on the board.  The Company intends to disclose information with respect to the four directors who are expected to be elected to the board of directors following completion of the offering, each of whom is “independent” under NASDAQ rules, in a subsequent amendment to the Registration Statement.

Committees of the Board of Directors, page 85

43.                               We note that you anticipate that, following the consummation of this offering, you will have an audit committee, compensation committee and nominating and corporate governance committee. Please disclose the members and whether any members of the audit committee, compensation committee and nominating and corporate governance committee are independent. Refer to Item 407(a) of Regulation S-K.

The Company will disclose in a subsequent amendment to the Registration Statement information with respect to the independent directors that will join the board of directors upon completion of the offering, including which of those directors will be members of the audit, compensation and nominating and corporate governance committees.  With respect to the nominating and corporate governance committee, the full board will serve this function, but only independent directors will be allowed to vote on nominations.

Executive Compensation, page 89
Compensation Philosophy and Objectives, page 89

44.                               We note your statement in the last sentence of the second paragraph of this section and the last sentence of the first paragraph under “Long-Term Equity Incentives” on page 91. Please advise us whether benchmarking is material to your compensation policies and decisions. For guidance refer to Compliance and Disclosure Interpretation 118.05 of Regulation S-K. If so, please list the companies to which you benchmark and disclose the degree to which those companies were considered comparable to you. Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Benchmarking is not material to the Company’s compensation policies and decisions.

45.                               Please clarify your disclosure regarding your non-equity incentive plan. We note that footnote one to the Grants of Plan-Based Awards table on page 93 states that NEOs were eligible for incentive payments based on a percentage of base salary. However the non-equity incentive plan discussion beginning on page 90 does not discuss this aspect. Please revise your discussion of the plan to more clearly explain this aspect of your compensation.

We have added the following disclosure to this section: “For 2009, each of Messrs. Rieder and Ryan were eligible for an incentive payment equal to 50% of annual base salary; Mr. Fitzgerald was eligible for an incentive payment equal to 90% of his annual base salary; and each of Messrs. McClaren and Fraenkel were eligible for an incentive payment equal to 40% of annual base salary.” We will update the disclosure to discuss the incentive-plan payments paid to the Company’s named executive officers in 2010 when that amount is determined.

Assessment of Risk, page 91

46.                               We note your disclosure in response to Item 402(s) of Regulation S-K on page 91. Please tell us the process you undertook to reach the conclusion that disclosure is not necessary.

The board of directors of the Company held meetings and discussions regarding the Company’s compensation policies and practices and considered how the policies and practices compare to programs maintained by other companies.  Among other things, the board considered the following factors in its discussions and assessment:

•                  The base salary component of its compensation program is a fixed amount and does not depend on performance.

•                  The Company’s non-equity incentive plan takes into account multiple non-financial metrics, diversifying the risk associated with any single performance measure, and the board believes it does not incentivize the Company’s executive officers to focus exclusively on short-term outcomes.

•                  The board retains discretion to determine final payouts under the long-term incentive plan and to lower awards even if all performance measures are met.

•                  Grants under the Company’s equity awards program that is being initiated in connection with the offering will be limited by the terms of the equity plans to a fixed maximum specified in the plan, and will be subject to vesting requirements to align the long-term interests of executive officers with those of Company stockholders.

2009 Compensation of Our Named Executive Officers, page 92
Summary Compensation Table, page 92

47.                               Please revise to provide compensation information for the last three fiscal years or please advise.

The Company has provided only information for 2009 based on the instruction to Regulation S-K, Item 402(c), which provides that “[i]nformation with respect to fiscal years prior to the last completed fiscal year will not be required if the registrant was not a reporting company pursuant to section 13(a) or 15(d) of the Exchange Act . . at any time during that year . . ..” This is the Company’s initial public offering and it has not in the past been subject to section 13(a) or 15(d) of the Exchange Act.

Grants of Plan-Based Awards in 2009, page 93

48.                               Please revise the Grants of Plan-Based Awards table on page 93 to include threshold, target, and maximum amounts.

We have specified in the footnote to the table that, because the incentive plan provides for a single estimated payout based on achieving all of the performance measures, it does not provide for threshold or maximum amounts.

Employment Agreements, page 93

49.                               We note your disclosure in the second full paragraph on page 94 that the Potential Payments upon Termination or Change in Control table does not include any nonqualified deferred compensation. Please advise whether there was any nonqualified deferred compensation in 2009. If so, please revise your disclosure to include the information required by Item 402(i) of Regulation S-K.

There was no nonqualified deferred compensation in 2009.

Certain Relationships and Related Transactions, page 97

50.                               We note your disclosure on page F-8 regarding the buyer-related fees paid to each of Stonehouse Management Company LLC and ZM Equity Partners, LP and your disclosure on page F-34 regarding the Management Services Agreement with Stonehouse Erickson Management Co. LLC. If applicable, please include a discussion of these transactions or advise. Refer to Item 404 of Regulation S-K.

We have added the following disclosure to this section:  “On January 8, 2010, upon payment of $0.5 million, we terminated our management services agreement with Stonehouse Erickson Management Co. LLC, an affiliate of former stockholders of ours.”  We did not include a discussion of the payment of the buyer-related fees discussed on page F-8 because those were not transactions “since the beginning of the registrant’s last fiscal year”; buyer-related fees were paid in 2007 in connection with the acquisition of the Company by those buyers.

Principal and Selling Stockholders, page 99

51.                               Please advise us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.

Based on representations of the selling stockholders, we believe that none of the selling stockholders are broker-dealers or affiliates of broker-dealers.

Description of Capital Stock, page 101

52.                               We note your statement on page 101 that “All issued and outstanding shares of common stock will be fully paid and nonassessable.” This is a legal conclusion that must be opined upon by legal counsel. Either attribute the statement to legal counsel or delete it.

This statement has been deleted.

Material United States Federal Income Tax Consequences, page 106

53.                               Please revise throughout this section to state that investors are encouraged to consult their own tax advisors, rather than should.

We have revised this section as requested.

Underwriting, page 110

54.                               Please revise to indicate that the selling shareholders may be deemed underwriters.

We have been advised by ZM EAC LLC (“ZM EAC”), ZM Private Equity Fund I, L.P. (“ZM Fund I”), and ZM Private Equity Fund II, L.P. (“ZM Fund II” and, collectively with ZM EAC and ZM Fund I, the “ZM Entities”) that they believe the ZM Entities are not, and should not be, considered “underwriters” under Section 2(a)(11) of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of the Company that may be sold by the ZM Entities if the underwriters exercise their overallotment option.

In a no-action letter issued to the American Council of Life Insurance (the “ACLI No-Action Letter”), the Staff noted that underwriter status depends on all the facts and circumstances surrounding a particular transaction and stated that institutional investors generally should not be deemed to be underwriters with regards to the purchase of large amount of securities, provided such securities are acquired in the ordinary course of their business from the issuer and that the purchaser has no arrangement with any person to participate in the distribution of such securities (American Council of Life Insurance, SEC No-Action Letter, publicly available May 10, 1983). The Division of Corporation Finance’s guidance in Compliance and Disclosure Interpretation (“C&DI”)  128.04

further provides that the determination of whether a purchaser of securities is an underwriter with respect to the resale of such securities “depends on the facts and circumstances of the particular case”. Finally, in C&DI 612.09, the Staff articulated the factors to be considered in determining whether an offering by selling shareholders is on behalf of an issuer, stating: “Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The ZM Entities have advised us that they believe that the following analysis, applying the Staff’s guidance to the factors present in this offering, establishes that the ZM Entities are not acting as underwriters for the Company.

1) The period during which the ZM Entities have held the shares.

At the time of the consummation of this offering, the ZM Entities will have continuously held a majority of the shares of the Company since September 2007, when ZM EAC first purchased shares of the Company pursuant to a Securities Purchase Agreement, dated September 27, 2007 (the “2007 Transaction”), resulting in ZM EAC owning 75.9% of the Company’s issued and outstanding shares at such time.  ZM Fund I has been a member of ZM EAC since September 27, 2007. ZM Fund II became a member of ZM EAC in July 2008. ZM Fund I and ZM Fund II have since purchased additional shares from other existing investors of the Company pursuant to a second Securities Purchase Agreement, dated January 8, 2010 (the “2010 Transaction”).  As a result of these two transactions, the ZM Entities currently own 100% of the shares of the Company and have held a majority of the Company’s shares for over two and a half years. This lengthy holding period, and increasing ownership percentage over time, indicate that the securities were not purchased “with a view to distribution.”  Many courts have deemed a two-year holding period sufficient to demonstrate that shares were not purchased with a view to their distribution. See, e.g., Ackerberg v. Johnson, 892 F. 2d 1328 (8th Cir. 1989).  In addition, the recent amendments to Rule 144, which shortened the required holding period for affiliates of the issuer from two years to one year also support the view that the length of the ZM Entities’ ownership evidences a long-term investment intent. Thus, the Company believes that the ZM Entities have held their shares for a sufficient period of time to establish that they did not purchase the Company’s shares with a view to distribution.

2) The circumstances under which ZM Entities received the shares.

The ZM Entities, through ZM EAC, purchased the majority of their shares of the Company in the 2007 Transaction.  In the Securities Purchase Agreement for the 2007 Transaction, ZM EAC represented and warranted to the Company that it was not purchasing the shares with a view to any distribution. Furthermore, as part of the 2007

Transaction, ZM EAC entered into a Stockholders and Registration Rights Agreement (the “Stockholders’ Agreement”) with the Company and the other stockholders of the Company.  Pursuant to this Stockholders’ Agreement, ZM EAC acquired the right to elect up to three directors, was granted pre-emptive rights on the issuance of new securities by the Company, and received inspection rights. These rights, obtained by ZM EAC through a negotiated process, all suggest that ZM EAC was purchasing the shares as a long-term investment.  Furthermore, as part of the Stockholders’ Agreement, ZM EAC agreed to have restrictions imposed on itself that made it impractical for ZM EAC to act as an underwriter. For example, not only was ZM EAC subject to a blanket restriction on transfers of shares, but it was also burdened by an obligation to first offer to sell its shares to the Company’s then other stockholders. In addition, if the stockholders decided not to exercise this right of first refusal, ZM EAC also granted them the right to tag-along with any sales of its securities to any third-party purchaser. ZM Fund I and ZM Fund II became direct parties to the Stockholder’s Agreement after purchasing the additional shares in the 2010 Transaction.  Burdened with such restrictions on transfer, it would be impractical, if not impossible, for the ZM Entities to act as underwriters for the Company, which supports the position that the ZM Entities purchased the Company’s shares as a long-term investment (with attendant investment risks) and not with a view to distribution.

3) The ZM Entities’ relationship to the Company.

The ZM Entities own, collectively, 100% of the Shares of the Company: 75.9% of such shares of the Company are held by the ZM Entities through ZM EAC; ZM Fund I directly owns 16.9% of the shares of the Company; and ZM Fund II directly owns 7.2% of the shares of the Company. Quinn Morgan is the managing member of ZM EAC and Q&U Investments LLC (“Q&U”). In turn, Q&U controls both ZM Fund I and ZM Fund II (Q&U is the managing member of ZM Private Equity Fund I GP, LLC, which is the general partner of ZM Fund I. Q&U is also the managing member of ZM Private Equity Fund II GP, LLC, which is the general partner of ZM Fund II). Accordingly, Mr. Morgan may be deemed to have sole voting and investment power with respect to the shares held by the ZM Entities and he has served on the Company’s Board of Directors since 2007 on behalf of the ZM Entities, in addition to recently becoming the Chairman of the Board of Directors. In addition to Mr. Morgan, the ZM Entities have been represented on the Company’s Board of Directors by Mr. Kenneth Lau since January 2010. Mr. Lau is a member of ZM Private Equity Fund I GP, LLC and a member of ZM Private Equity Fund II GP, LLC. Following the consummation of this offering, the ZM Entities will retain a majority of the shares of the Company and both Mr. Morgan and Mr. Lau, who are actively involved in overseeing the management of the Company on behalf of the ZM Entities, will remain on the Board of Directors. Finally, the Company and the ZM Entities have retained a syndicate of major investment banks to act as underwriters for the offering on a “firm commitment” basis.  ZM EAC believes that these facts demonstrate that the ZM Entities are, and have continuously been, in a relationship of long-term investor.

4) The amount of shares proposed to be sold by the ZM Entities in this offering.

The ZM Entities will be providing shares to be sold pursuant to the underwriters’ overallotment option, if exercised, and they are not selling any shares in the primary offering.  If the underwriters exercise their overallotment option in full, the ZM Entities, collectively, would sell approximately 10-15% of the shares they currently hold. While this number is not insignificant economically, it will have little practical effect on the ZM Entities’ investment, as they will continue to own a majority of the shares of the Company and will continue to have long-term interests in the Company’s performance and management.  Further, the underwriters may decide not to exercise the overallotment option at all, in which case the ZM Entities would not sell any shares.  These facts again support the view that the ZM Entities are not acting as underwriters in this offering.

5) The ZM Entities are not in the business of underwriting securities.

ZM Fund I and ZM Fund II are investment funds managed by ZM Equity Partners, LLC, a private equity advisory firm affiliated with Q&U.  ZM EAC was formed for the purpose of investing in the Company and ZM Fund I and ZM Fund II were formed for the purpose of broader private equity investments.  At no time have the ZM Entities or ZM Equity Partners, LLC been affiliated with or acted as brokers or dealers of securities, or been involved in the business of underwriting securities. The portfolio company investments by ZM Fund I and ZM Fund II are generally long-term in nature, and to date have been accompanied by an involvement in the management of the target investment. The terms of ZM Fund I and ZM Fund II are at least five years and may be extended to up to eight years. Investors in the funds are subject to significant transfer restrictions (as the interests in the funds are not registered under the Securities Act) and as a result, attract investors looking for long-term investment opportunities. The ZM Entities therefore do not believe that ZM Equity Partners, LLC or the ZM Entities are in the business of underwriting securities, and further believe that the classification of private equity companies, such as ZM Equity Partners, LLC, as underwriters could have a chilling effect on the availability of capital for private companies.  The ordinary course of their business involves long-term investments in public and private companies and in no circumstances does ZM Equity Partners, LLC perform an underwriting role.

6) The circumstances do not suggest that the ZM Entities are acting as a conduit for the Company.

The ZM Entities have been the majority shareholder of the Company since 2007, have been actively involved in overseeing the management of the Company since that time, and will remain involved in overseeing management post-offering.  In addition, the

Company and the ZM Entities have retained a syndicate of major investment banks to act as underwriters in this offering and those underwriters are identified in the prospectus as acting in such capacity.  Pursuant to the underwriting agreement, the Company is selling the shares in the offering, while the ZM Entities merely granted to the underwriters an option to sell some of the ZM Entities’ shares pursuant to an overallotment option. The Company will not receive any of the proceeds of the shares sold by the ZM Entities, if any are sold, and the sale of shares by the Company is not contingent on or impacted by the sale of the shares by the ZM Entities, which will only be sold if the underwriters elect to exercise their overallotment option, after all of the Company shares are already sold. Finally, to induce the underwriters to enter into the underwriting agreement, the ZM Entities have entered into a lock-up agreement, pursuant to which they may not sell any of their shares of the Company, other than to the underwriters pursuant to the exercise of the overallotment option, for a period of 180 days from the date of the prospectus. The ZM Entities strongly believe that nothing about the circumstances of this offering suggest that the ZM Entities are acting as a conduit for the Company.

55.                                 Please revise the third full paragraph on page 111 to state that you “intend to apply to list” your comment stock on The NASDAQ Global Market or please advise.

We have made the requested revision.

Consolidated Financial Statements

Consolidated Statements of Operations and Comprehensive Income (Loss), page F-4

56.                                 We note that you generate revenues from services, rentals and tangible products. In this regard, please revise your statements of operations to comply with Rules 5-03(1) and (2) of Regulation S-X.

We have revised our statements of operations to comply with the regulation.  We have separately disclosed Aerial Services Revenues, which include all of our service revenues, and MRO/Manufacturing Revenues, which include all of our product revenues.  We also have separately disclosed the related cost of goods sold and gross profit.

Notes to Consolidated Financial Statements
Note 3. Summary of Significant Accounting Policies
Allowance for Doubtful Accounts, page F-10

57.                                 Please tell us whether you have any outstanding Greek receivables and, if so, how you assessed the impact of the current economic circumstances in Greece on the collectability of such receivables.

As of March 31, 2010, the Company had a Euro 5.7 million receivable outstanding related to services provided in connection with past Greek contracts, none of which are past due.  We communicate with this customer regularly and have been assured on the collectability of such receivables by the customer.  In addition, we have no reason to believe that the current economic circumstances in Greece will have any impact on the collectability of these receivables.

Aircrane Support Parts, page F-10

58.                                 You state that overhauls on major components are capitalized, and that major maintenance activities (including an overhaul of the airframe and related parts and components) are expensed as incurred. Since the airframe and related parts and components would appear to be major components, it is unclear to us how the activities related to costs you capitalize differ from activities related to costs you expense as incurred. In other words, it is unclear how you distinguish between “major overhauls” and “major maintenance activities” (that include an overhaul of the airframe and related parts and components). Please explain.

We have modified this disclosure to more clearly differentiate between “overhauls” of significant components that are capitalized and “maintenance” activities that are expensed when incurred.

59.                                 Please disclose the costs of routine repairs and maintenance, as well as the amounts expended on major maintenance activities, for each period presented.

We have updated this disclosure as requested.

Aircranes and Property, Plant, and Equipment, page F-11

60.                                 We note that you depreciate Aircranes over an estimated useful life of 15 years. In this regard, please tell us (i) when your fleet was originally manufactured and (ii) the anticipated life of an S-64 Aircrane when it is first completed. Also, please provide us with a schedule detailing the age of each aircraft in your fleet at the time of the September 2007 transaction, along with the gross and net book value of each aircraft before and after the September 2007 transaction. In addition, please tell us the sales price for each of the nine S-64s you have sold since 2002 and confirm, if true, that each aircraft you sold was newly constructed.

The date of original manufacture and conversion of each of the Company’s aircraft is set forth in the following table.

				Date of Manufacture	Conversion Date
Make	Model	Serial No.	Reg. No.	Sikorsky	Erickson Air-Crane
Sikorsky	S-64E	64018	N229AC	1967	5/31/2001
Sikorsky	S-64E	64034D	N164AC	1968	4/1/1983
Sikorsky	S-64E	64037	N154AC	1967	5/1/1992
Sikorsky	S-64F	64084	N159AC	1970	10/1/1993
Sikorsky	S-64F	64081	N158AC	1969	1/1/1993
Sikorsky	S-64F	64091	N179AC	1970	11/1/1994
Sikorsky	S-64F	64093	N163AC	1971	3/1/1993
Sikorsky	S-64F	64097	N178AC	1971	5/1/1994
Sikorsky	S-64E	64015	N173AC	1967	4/1/1994
Sikorsky	S-64E	641001	N189AC	1968	7/1/1997
Sikorsky	S-64E	64017	N194AC	1967	11/1/1995
Sikorsky	S-64E	64064	N217AC	1968	8/22/2000
Sikorsky	S-64E	64033	N218AC	1967	6/1/2000
Sikorsky	S-64E	64052	N247AC	1968	7/1/2004
Sikorsky	S-64E	64058	N6926R	1968	n/a
Sikorsky	S-64E	64061	C-FCRN	1970	6/4/2005
Sikorsky	S-64E	64065	C-GESG	1969	9/1/1992
Sikorsky	S-64E	64003	C-GJZK	1962	n/a

The Company estimates the depreciable life of an Aircrane to be 15 years.  As discussed in “Aircrane Support Parts” in Note 3. Summary of Significant Accounting Policies, the Company capitalizes and amortizes significant new and overhauled aircraft components.

We have provided a supplemental response to the other requests in the above comment, with respect to which we have requested confidential treatment.

Revenue Recognition, page F-12

61.                                 You indicate that you recognize revenues from logging operations on a bimonthly basis. In this regard, please tell us your basis in the accounting literature for this revenue recognition policy. Additionally, please tell us whether you incur any significant variances between amounts recognized and amounts billed as well as how you account for any significant variances that may arise at year end, if applicable.

We have modified this disclosure to reflect that revenue is recognized based on delivery of timber and flight hours.  We have omitted the sentence regarding billing.  There are not significant variances between amounts recognized and amounts billed.

62.                                 With respect to the sale of Aircranes, we note your disclosure that revenue is recognized as each unit is completed, delivered, accepted by the customer, and rights of ownership are transferred. Please tell us the dates on which you completed and delivered the S-64 Aircrane that represented your first sale to a commercial customer. Please also tell us when such Aircrane was accepted by that commercial customer and when the rights of ownership were transferred. In this regard, we note that, in a December 2009 article in the Medford Mail Tribune, it was reported that San Diego Gas & Electric will take delivery of a new helicopter sometime in the spring and that such helicopter represents the first helicopter your company has sold to a non-government entity. This article also quotes your President and CEO, Udo Rieder, as saying “There’s no denying we’ve been working on it” (which implies the sale had not yet been completed). We may have further comments upon receipt of your response.

The Company entered into the contract for the aircraft sale with San Diego Gas & Electric (SDG&E) in May 2009.  SD&G inspected, tested and signed the acceptance of the aircraft on December 18, 2009, at which time ownership passed to SDG&E.  The Company received final payment for the aircraft on January 4, 2010.  At the request of SDG&E, the Company began work in 2010 to upgrade from the standard flight instrumentation in the aircraft to a new digital instrumentation package.  The Company will record revenue on the new digital flight instrumentation when it is completed, delivered and accepted by the customer.  With respect to the December 11, 2009 article in the Medford Mail Tribune, Mr. Rieder’s statement that “There’s no denying we’ve been working on it” was in response to a question about the identity of the buyer and, in any case, was made prior to the sale date.  We surmise that article author’s description of when the aircraft would be “delivered” was a reference to the date the flight instrumentation system would be complete.

Note 13. Commitment and Contingencies
Related Party Transactions, page F-34

63.                                 Please revise your financial statements to include, on the face of the financial statements, any related party amounts as required by Rule 4-08(k) of Regulation S-X.

We have included a footnote for related party amounts that are included in our financial statements.  We do not have any material amounts for related parties that we feel require separate disclosure on the face of the financial statements.

Note 16. Involuntary Conversions, page F-36

64.                                 We note your disclosure regarding the loss of an aircraft in June 2008 and another aircraft in April 2007. We also note from your disclosure on page 76 that you have manufactured a total of 31 S-64s and have sold a total of nine such aircraft, leaving a total of 22 S-64s. Since you currently own a fleet of 17 S-64s and lost two aircraft (as described in Note 16), please expand your disclosure in an appropriate section of your filing to discuss the fate of the other three S-64s.

The three additional aircraft were lost in accidents.  We have added disclosure to the risk factors titled “Our helicopter operations involve significant risks, which may result in hazards that may not be covered by our insurance or may increase the cost of our insurance” and “Failure to maintain our safety record would seriously harm our ability to attract new customers and maintain our existing customers, and would increase our insurance costs” to discuss these events.

Note 17. Subsequent Events, page F-36

65.                                 It is unclear to us how the transaction described in the first paragraph of Note 17 will affect your financial statements. Please explain.

This transaction was included to provide additional disclosure.   We have removed such disclosure as we deem it unnecessary.

Part II

Recent Sales of Unregistered Securities, page II-1

66.                                 Please disclose the consideration paid for the 34,999.5 shares of Series A Redeemable Preferred Stock and for the 1,000 shares of Class A Common Stock issued on September 27, 2007. Additionally, please clarify the exemption for registration claimed and briefly describe the basis for that exemption. Refer to Item 701 of Regulation S-K.

We have disclosed in this section that aggregate consideration of $35 million was paid for the issued securities.  An aggregate of $34,999,500 was paid for the Series A Redeemable Preferred Stock and an aggregate of $500 was paid for the Class A Common Stock.  The securities were originally issued by EAC Acquisition Corp. to capitalize that entity prior to the merger of Acquisition Corp. into the Company.  In the merger, each share of preferred stock and each share of common stock of Acquisition Corp. was converted, respectively, into a share of preferred stock and a share common stock of the Company, in each case with identical rights, preferences and terms.  The issuance of shares in the merger and the issuance of shares by Acquisition Corp. were made in reliance on the exemption from registration under Section 4(2) of the Securities Act of 1933 and in reliance on Rule 506 promulgated under the Act.  In connection with these transactions, each of the purchasers of EAC shares represented that it was an “accredited investor” as defined in Rule 501.  We have revised the disclosure to indicate that each of the purchasers was an “accredited investor” and we have deleted the inadvertent reference to Rule 701 under the Securities Act.

Exhibits

67.                                 Please file all agreements, assignments, and amendments related to your Second Lien Credit Agreement. We note that ZM Private Equity Fund II, L.P. is the Administrative Agent and that ZM Private Equity Fund II, L.P. and 10th Lane Finance Co., LLC are the current lenders. These entities are not parties to the agreement filed as exhibit 10.13.

We have made the requested filings.

We understand you may have additional comments based on our response.  Please address any questions or comments you may have about this letter and the registration statement to me at (503) 294-9444.

Sincerely,

James M. Kearney

cc:	J. Dana Brown (SEC Reviewer)
Charles E. Ryan
John J. Halle